EXHIBIT 99.11

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

4 November 2022
The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
Results of 2022 Annual General Meeting & Change of Chairperson
We advise that all resolutions set out in the Notice of the Annual General Meeting dated 23 September 2022, were carried at the Annual General Meeting of the company held in Dublin, Ireland on 3 November 2022 (Dublin time).
Details of votes cast are set out on the following page.
In accordance with ASX Listing Rule 3.16.1 and the previously announced Chairperson succession plan, we hereby confirm that Michael Hammes ceased to hold office as Chairman of the Board and non-executive director with effect from the conclusion of the AGM and Anne Lloyd immediately assumed the role of Chairperson.
Regards

Joseph C. Blasko
General Counsel & Company Secretary

This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA),
Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

Results of AGM

Resolutions voted on at the meeting					If decided by poll					Proxies received
Resolution		Result	Voting method	If s250U applies	Voted for		Voted against		Abstained	For	Against	Abstain	Discretion
No	Short description				Number	%	Number	%	Number	Number	Number	Number	Number
1	Financial Statements and Reports	Passed	Poll	n/a	348,401,802	99.99	26,247	0.01	1,847,321	348,237,648	26,247	1,847,321	164,154
2	Remuneration Report	Passed	Poll	n/a	337,085,291	96.25	13,129,547	3.75	59,332	336,923,314	13,129,547	59,332	161,977
3(a)	PJ Davis election	Passed	Poll	n/a	349,011,555	99.67	1,143,353	0.33	120,462	348,845,724	1,143,353	120,462	165,831
3(b)	A Erter election	Passed	Poll	n/a	349,642,568	99.86	496,359	0.14	136,443	349,474,464	496,359	136,443	168,104
3(c)	A Lloyd re-election	Passed	Poll	n/a	343,320,213	98.04	6,846,676	1.96	107,863	343,146,100	6,846,676	107,863	174,113
3(d)	R Rodriguez re-election	Passed	Poll	n/a	345,446,307	98.65	4,722,016	1.35	107,047	345,271,922	4,722,016	107,047	174,385
4	Fix external auditor remuneration	Passed	Poll	n/a	349,429,419	99.79	741,658	0.21	104,293	349,262,919	741,658	104,293	166,500
5	Grant ROCE RSUs to A Erter	Passed	Poll	n/a	325,369,370	92.92	24,805,849	7.08	100,151	325,213,530	24,805,849	100,151	155,840
6	Grant Relative TSR RSUs to A Erter	Passed	Poll	n/a	325,351,130	92.91	24,824,378	7.09	99,862	325,192,387	24,824,378	99,862	158,743
7	Grant of Options	Passed	Poll	n/a	333,951,744	95.36	16,246,885	4.64	76,741	333,797,651	16,246,885	76,741	154,093
8	Issue of shares under the James Hardie 2020 Non-Executive Director Equity Plan	Passed	Poll	n/a	339,836,172	97.06	10,307,489	2.94	115,257	339,678,297	10,307,489	115,257	157,875